Exhibit (a)(5)(D)
March 16, 2005
Board of Directors
Retek Inc.
950 Nicollet Mall
Minneapolis, MN 55403
Gentlemen:
      Deutsche Bank Securities Inc. (“Deutsche Bank”) has acted as financial advisor to Retek Inc. (“Retek”) in connection with the proposed acquisition of Retek by SAP America, Inc (“SAP”). Retek, SAP, and Sapphire Expansion Corporation, a wholly owned subsidiary of SAP (“SAP Sub”), have enter into the Agreement and Plan of Merger, dated as of February 28, 2005, as amended by the Amendment dated as of March 16, 2005 (the “Merger Agreement”), which provides, among other things, for (A) SAP Sub to make a tender offer (the “Offer) to purchase all of the outstanding common stock, par value $0.01 per share, of Retek (the “Retek Common Stock”), at a price per share of Retek Common Stock of $11.00, net to the seller in cash, and (B) the subsequent merger of SAP Sub into Retek (the “Merger”), as a result of which each share of the Retek Common Stock not owned directly or indirectly by SAP or Retek, or as to which dissenters’ rights have been perfected, will be converted into the right to receive $11.00 in cash without interest (the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.
      You have requested Deutsche Bank’s opinion, as investment bankers, as to the fairness, from a financial point of view, to the holders of Retek Common Stock, of the consideration to be received by such holders pursuant to the Merger Agreement.
      In connection with Deutsche Bank’s role as financial advisor to Retek, and in arriving at its opinion, Deutsche Bank has reviewed certain publicly available financial and other information concerning Retek and certain internal analyses and other information furnished to it by Retek. Deutsche Bank has also held discussions with members of the senior management of Retek regarding the businesses and prospects of Retek. In addition, Deutsche Bank has (i) reviewed the reported prices and trading activity for Retek Common Stock, (ii) compared certain financial and stock market information for Retek with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which it deemed comparable in whole or in part, (iv) reviewed the terms of the Merger Agreement, and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.
      Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning Retek, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank has assumed and relied upon the accuracy and completeness of all such information and Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of Retek. With respect to the financial forecasts and projections, made available to Deutsche Bank and used in its analyses, Deutsche Bank has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Retek as to the matters covered thereby. In rendering its opinion, Deutsche Bank expresses no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Deutsche Bank’s opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

Retek Inc.
March 16, 2005

      For purposes of rendering its opinion, Deutsche Bank has assumed that, in all respects material to its analysis, the representations and warranties of Retek, SAP and the SAP Sub contained in the Merger Agreement are true and correct; Retek, SAP and the SAP Sub will each perform all of the covenants and agreements to be performed by it under the Merger Agreement; and all conditions to the obligations of each of Retek, SAP and the SAP Sub to consummate the Transaction will be satisfied without any waiver thereof. Deutsche Bank has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either Retek or SAP is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on Retek or SAP or materially reduce the contemplated benefits of the Transaction.
      This opinion is addressed to, and for the use and benefit of, the Board of Directors of Retek and is not a recommendation to the stockholders of Retek. This opinion is limited to the fairness, from a financial point of view, to the holders of Retek Common Stock, of the consideration to be received by such holders pursuant to the Merger Agreement, and Deutsche Bank expresses no opinion as to the merits of the underlying decision by Retek to engage in the Transaction.
      Deutsche Bank will be paid a fee for its services as financial advisor to Retek in connection with the Transaction, a substantial portion of which is contingent upon consummation of the Transaction. We are an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). One or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to Retek and SAP or their affiliates for which it has received compensation, including acting as financial advisor to SAP with respect to its acquisition of the outstanding shares of SAP SI in May, 2004, and acting as a coordinator on a Euro 1 billion syndicated revolving credit facility in November, 2004. Mr. Henning Kagermann, the Chief Executive Officer of SAP, is a member of the non-management Supervisory Board of Deutsche Bank’s indirect parent company, Deutsche Bank AG. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Retek and SAP for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.
      Based upon and subject to the foregoing, it is Deutsche Bank’s opinion as investment bankers that, as of the date hereof, the consideration to be received by the holders of Retek Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Deutsche Bank Securities Inc.

DEUTSCHE BANK SECURITIES INC.